April 24, 2009

Mail Stop 4561

Mr. Joseph Macnow
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

Re: Vornado Realty Trust
        Form 10-K for the year ended December 31, 2008
        Filed 2/24/09
        File No. 001-11954

        Vornado Realty LP
        Form 10-K for the year ended December 31, 2008
        Filed 3/10/09
        File No. 000-22685

Dear Mr. Macnow:

       We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

                                 Sincerely,

                                 Linda van Doorn
                                 Senior Assistant Chief Accountant

cc: Alan J. Rice (*via facsimile*)